Exhibit (a)(5)

CERTIFICATE OF CORRECTION TO THE

ARTICLES SUPPLEMENTARY OF THE

SERIES B 6.00% CUMULATIVE PREFERRED STOCK

THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.

The Gabelli Convertible and Income Securities Fund Inc., a Maryland corporation, having its principal office in Baltimore City, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland (“SDAT”) that:

FIRST; The Board of Directors of the Corporation, at a meeting duly convened and held on February 19, 2003, pursuant to authority expressly vested in it by Article V of the Charter of the Corporation, adopted a resolution designating 1,995,000 authorized and unissued shares of Preferred Stock as “Series B Cumulative Preferred Stock” (the “Series B Preferred Stock”) and that all preferences, voting powers, rights, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of shares of the Series B Preferred Stock of the Corporation were set by the Board of Directors in the Articles Supplementary Creating and Fixing the Rights of Series B Cumulative Preferred Stock filed with the SDAT on March 14, 2003 (the “Articles Supplementary”).

SECOND: That Article I, Definition of “Date of Original Issue” and Article II 1.(a) of the Articles Supplementary were defective as previously filed for failure to include the year of each date contained therein.

THIRD: That correcting the above provisions will comply and give effect to the resolutions adopted by the Board of Directors approving such Articles Supplementary and does not materially affect any of the contract rights of the holders of shares of the Series B Preferred Stock or any other capital stock of the Corporation.

FOURTH: That Article III of the Articles Supplementary, permits the Board of Directors, without the vote of the holders of the Series B Preferred Stock or any other capital stock of the Corporation, to amend the provisions of the Articles Supplementary to remedy any formal defect so long as the amendment does not materially adversely affect any of the contract rights of holders of shares of the Series B Preferred Stock or any other capital stock of the Corporation.

FIFTH: That the following provisions be corrected and replaced in its entirety as follows:

Article I. DEFINITIONS

“Date of Original Issue” means March 18, 2003, and for the purposes of these Articles Supplementary shall have a correlative meaning with respect to any other class or series of Preferred Stock.

Article II. 1. (a)

(a) Holders of shares of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cumulative cash dividends at the rate of 6.00% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the Liquidation Preference on the Series B Preferred Stock and no more, pin quarterly on March 26th, June 26th, September 26th and December 26th in each year

(each a “Dividend Payment Date”) commencing June 26th, 2003 (or, if any such day is not a Business Day, then on the next succeeding Business Day) to holders of record of Series B Preferred Stock as they appear on the stock register of the Corporation at the close of business on the fifth preceding Business Day in preference to dividends on shares of Common Stock and any other capital stock of the Corporation ranking junior to the Series B Preferred Stock in payment of dividends. Dividends on shares of Series B Preferred Stock shall accumulate from the date on which such shares are originally issued; provided, however, that with respect to any shares of Series B Preferred Stock issued within 30 days of the Date of Original Issue, dividends on such shares 01,11 accumulate from such Date of Original Issue. Each period beginning on and including a Dividend Payment Date (or the Date of Original Issue, in the case of the first dividend period after issuance of such shares) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends on account of arrears for any past Dividend Period or in connection with the redemption of Series B Preferred Stock may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date not exceeding 30 days preceding the payment date thereof as shall be fixed by the Board of Directors.

IN WITNESS WHEREOF, The Gabelli Convertible and Income Securities Fund Inc. has caused these presents to be signed in its name and on its behalf by a duly authorized officer, and its corporate seal to be hereunto affixed and attested by its Secretary, and the said officers of the Corporation further acknowledge said instrument to be the corporate act of the Corporation, and state that to the best of their knowledge, information and belief under penalty of perjury the matters and facts herein set forth with respect to approval are true in all material respects, all on March 13, 2003.

By:	/s/ Bruce N. Alpert

Name: Bruce N. Alpert
Title: President

Attest:

/s/ James E. McKee
Name James E. McKee
Title: Secretary

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